UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PHONE1GLOBALWIDE INC.

(Name of Issuer)

Common Stock, Par Value $.001 Per Share

(Title of Class of Securities)

719208100

(CUSIP Number)

Robert F. Hudson, Jr.
Baker & McKenzie
1111 Brickell Avenue
Miami, FL 33131
(305) 789-8906

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2003

(Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐ .

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

     • The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 8 Pages

CUSIP No. 719208100

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of Above Person:

Hispanic Telecommunications Holding, S.A.

2.	Check the Appropriate Box if a Member of a Group (a) ☑ (b)☐

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Luxembourg

Number of shares beneficially owned by each reporting person with:

7.	Sole Voting Power 99,414,661 shares of Common Stock

8.	Shared Voting Power None

9.	Sole Dispositive 99,414,661 shares of Common Stock

10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially

Owned by Each Reporting Person 99,414,661 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares ☐**

13.	Percent of Class Represented by Amount in Row 11 70.4%

14.	Type of Reporting Person CO

Page 2 of 8 Pages

     CUSIP No. 719208100

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of Above Person:

Rothschild Trust Guernsey Limited f/b/o the Gilinski Family

2.	Check the Appropriate Box if a Member of a Group (a) ☑ (b)☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)☐

6.	Citizenship or Place of Organization Guernsey, Channel Islands

Number of shares beneficially owned by each reporting person with:

7.	Sole Voting Power 99,414,661 shares of Common Stock

8.	Shared Voting Power None

9.	Sole Dispositive 99,414,661 shares of Common Stock

10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially

Owned by Each Reporting Person 99,414,661 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares☐ **

13.	Percent of Class Represented by Amount in Row 11 70.4%

14.	Type of Reporting Person CO

Page 3 of 8 Pages

Item 1. Security and Issuer.

     This Schedule 13D (the “Statement”) relates to the common stock, $.001 par value (the “Common Stock”), of Phone1Globalwide Inc. (the “Company”). The Company’s principal executive offices are located at 100 N. Biscayne Blvd., 25th Floor, Miami, FL 33132.

Item 2. Identity and Background.

     This Statement is being filed by the Hispanic Telecommunications Holding S.A. (“HTH”) and Rothschild Trust Guernsey Limited f/b/a the Gilinski Family (“RTGL,” and together with HTH, the “Reporting Persons”).

(a)	This Statement relates to the 99,414,661 shares of common stock, par value $.001 per share, of the Company that are owned by HTH (the “Shares”). RTGL is the sole shareholder of HTH and, as such, may also be deemed for securities law purposes to beneficially own the Shares.

(b)	The principal business address of HTH is 9 Rue Schiller L-2519, Luxembourg and the principal business address of RTGL is P.O. Box 472, St. Peter’s House, Le Bordage, St. Peter Port, Guernsey GY1 6AX, Channel Islands.

(c)	Current information concerning the identity and background of the directors, officers and other controlling officers of HTH and RTGL are set forth in Annex A.

(d)	The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding.

(e)	The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	HTH is organized and existing under the laws of Luxembourg and RTGL is organized and existing under the laws of Guernsey, Channel Islands.

Item 3. Source and Amount of Funds or Other Consideration.

     HTH purchased the Shares pursuant to that certain Stock and Promissory Notes Purchase Agreement dated as of September 30, 2003 by and between the HTH and GNB Bank (Panama) S.A. (“Bank”) (“Purchase Agreement”) and pursuant to that certain Amendment dated as of September 30, 2003 by and between HTH and the Bank (“Amendment” and together with the Purchase Agreement, the “Agreements”).         .. Pursuant to the Purchase Agreement, HTH paid the Bank $35,000,000 and received 88,352,714 of the Shares. Pursuant to the Amendment, HTH paid the Company $12,500,000 for 11,061,947 of the Shares. A portion of funds paid pursuant to the Amendment were used by the Company to pay amounts owed to the Bank. HTH used its working capital to purchase the Shares.

Item 4. Purpose of Transaction.

     HTH entered into the Agreements to purchase the Common Stock with the purpose of acquiring a substantial equity interest in the Company. In the Purchase Agreement, HTH warrants, among other things, that it is entering into the Purchase Agreement for investment purposes only, not with a view to, or for, resale or distribution of the Common Stock.

     Other than as described above, neither HTH, RTGL, nor, to the best of HTH or RTGL’s knowledge, any executive officer, director or controlling person of HTH or RTGL has any present plans or proposals which relate to or would result in: (1) the acquisition by any person of additional securities of the Company, or the disposition of securities of

Page 4 of 8 Pages

the Company; (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (3) a sale or transfer of a material amount of the assets of the Company or of any of its subsidiaries; (4) any material change in the capitalization or dividend policy of the Company; (5) any other material change in the Company’s business or corporate structure; (6) changes to the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (7) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association; (8) a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (9) any action similar to any of those enumerated above.

     Notwithstanding any of the foregoing, HTH and RTGL reserve the right to purchase additional securities of the Company, dispose of all or a portion of its holdings of securities of the Company, or change its intentions with respect to any of the matters referred to in this Item 4. Any such decision will depend; however, on numerous factors, including, without limitation, the market price of the common stock, the terms and conditions related to their purchase and sale, the prospects and profitability of the Company, other business and investment alternatives of HTH and RTGL, and general economic and market conditions.

Item 5. Interest in Securities of the Issuer.

     (a) As of the date hereof, HTH owns of record 99,414,661 shares of Common Stock. As a result of the relationships described in Item 2 above, RTGL may also be deemed for securities law purposes to beneficially own 99,414,661 shares of Common Stock.

     Based on the Company’s Quarterly Report on Form 10-QSB for the period ended June 30, 2003, the Company has 141,144,138 shares of Common Stock outstanding after giving effect to the issuance of 61,061,947 shares of Common Stock pursuant to the Agreements. HTH, therefore, is the beneficial owner of 70.4% the outstanding Common Stock of the Company.

     (b) HTH maintains the sole power to vote or to direct the voting of, and the sole power to dispose of, or to direct the disposition of, the Shares.

     (c) During the past 60 days, the Reporting Persons have not acquired any Common Stock of the Company, other than pursuant to the agreements described in Item 4, nor has there been a previous Schedule 13D filing.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities of the Issuer.

     All contracts, arrangements, understandings or relationships with respect to the securities of the Company between HTH or RTGL and any other person are described in Item 4 above, which is incorporated herein by reference, and in the Agreements which are attached hereto as Exhibits 99.2 and Exhibit 99.3, which are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

99.1 Joint Filing Agreement, dated October 2, 2003, by and between HTH and RTGL.

99.2 Form of Stock and Promissory Notes Purchase Agreement dated as of September 30, 2003 by and between the HTH and the Bank.

Page 5 of 8 Pages

99.3 Form of Amendment dated as of September 30, 2003 by and between HTH and the Bank.

Page 6 of 8 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:	October 2, 2003	HISPANIC TELECOMMUNICATIONS HOLDING SA

By: Luxembourg Corporation Company S.A.
Title: Managing Director

By: /s/ Michel van Krimpen
Name: Michel van Krimpen
Title: Manager

By: /s/ Valerie Ingelbrecht
Name: Valerie Ingelbrecht

Dated:	October ___, 2003	ROTHSCHILD TRUST GUERNSEY LIMITED f/b/o the GILINSKI FAMILY

By: Rothchild Trust Guernsey Limited
Title: Trustee

By: /s/ L. Gonzalez
Name: L. Gonzalez
Title: Director

By: /s/ D. Allison
Name: D. Allison
Title: Director

Page 7 of 8 Pages

Annex A

Directors, Officers and Controlling Persons
of Hispanic Telecommunications Holding, S.A.

Name/Title/Citizenship	Principal Occupation	Business Address

Luxembourg Corporation	Managing Director	9 Rue Schiller
Company S.A.		L-2519 Luxembourg
(A Luxembourg company)

Michel van Krimpen	Manager	9 Rue Schiller
(Citizen of The Netherlands)		L-2519 Luxembourg

Valérie Ingelbrecht	Private Employee	9 Rue Schiller
(Citizen of Belgium)		L-2519 Luxembourg

Directors, Officers and Controlling Persons
of Rothschild Trust Guernsey Limited f/b/a the Gilinski Family

Name/Title/Citizenship	Principal Occupation	Business Address

David Norman Allison	Managing Director	St. Peter’s House, Le Bordage
(Citizen of United Kingdom)		St. Peter Port, Guernsey

Nicholas David Moss	Director	St. Peter’s House, Le Bordage
(Citizen of United Kingdom)		St. Peter Port, Guernsey

Christopher Paul Ward	Director	St. Peter’s House, Le Bordage
(Citizen of United Kingdom)		St. Peter Port, Guernsey

Luis Warwick Gonzalez	Director	St. Peter’s House, Le Bordage
(Citizen of United Kingdom)		St. Peter Port, Guernsey

David Laurence Harris	Director	New Court, St. Swithin’s
(Citizen of United Kingdom)		London, United Kingdom

Roderick Frances Arthur Balfour	Director	New Court, St. Swithin’s
(Citizen of United Kingdom)		London, United Kingdom

Bernard Ian Myers	Director	New Court, St. Swithin’s
(Citizen of United Kingdom)		London, United Kingdom

Michael Bussey	Director	New Court, St. Swithin’s
(Citizen of United Kingdom)		London, United Kingdom

Guernsey Global Trust Limited	Secretary	St. Peter’s House, Le Bordage
(A Guernsey Company)		St. Peter Port, Guernsey

Peter Andrew Harwood	Director	1 Le Marchant Street
(Citizen of United Kingdom)		St. Peter Port, Guernsey

Page 8 of 8 Pages